Relay On Demand Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2020 through December 31, 2021

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Relay On Demand Inc.

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 17, 2022

To: Board of Directors of Relay On Demand Inc.
Attn: Darrell Pickens, CEO

Re: 2021-2020 Financial Statement Review

We have reviewed the accompanying financial statements of Relay On Demand Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Relay On Demand Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Relay on Demand, Inc.
BALANCE SHEETS
As of December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	$ 112,064	$ 46,080
Accounts Receivable	49,997	-
Total Current Assets	**162,062**	**46,080**
Property and Equipment		
Software Development	361,284	266,383
Accumulated Depreciation	(139,324)	(80,258)
Net Property and Equipment	**221,960**	**186,125**
Total Assets	**$ 384,022**	**$ 232,205**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	$ 20,685	$ 30,888
Total Current Liabilities	**20,685**	**30,888**
Long-Term Liabilities		
EIDL SBA Loan	149,900	149,900
Notes payable - 3Power	208,846	178,298
Total Long-Term Liabilities	**358,746**	**328,198**
Total Liabilities	**379,430**	**359,085**
Stockholders' Equity		
Common Stock, $0.0001 par value; 6,000,000 shares authorized; 6,000,000 shares issued and outstanding	60	60
Additional Paid in Capital- Common	373,539	373,539
Safe Notes	504,305	-
Retained Earnings	(873,313)	(500,480)
Total Stockholders' Equity	**4,591**	**(126,880)**
Total Liabilities and Stockholders' Equity	**$ 384,022**	**$ 232,205**

The accompanying footnotes are an integral part of these financial statements.

Relay on Demand, Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Revenues	$ 3,102,370	$ 1,045,832
Costs of Revenues	2,735,501	955,298
Gross Profit	366,869	90,534
Operating Expenses		
Advertising and marketing	113,643	30,937
General and administrative	95,950	25,182
Salaries and wages	221,104	124,404
Rent	3,015	855
Professional services	5,892	13,014
Software Development	38,868	16,429
Contractors	141,080	-
Driver Expenses	59,577	11,484
Total Operating Expenses	**679,130**	**222,306**
Other Income		
Depreciation	59,066	47,258
Interest expense	1,507	7,100
Total Other income (expense)	**60,573**	**54,358**
Net Income (Loss)	**$ (372,834)**	**$ (186,131)**

The accompanying footnotes are an integral part of these financial statements.

Relay on Demand, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Member Contributions	Common Stock Shares	Common Stock Value ($0.00001 par)	Additional Paid in Capital	SAFE Notes	Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2019	**373,599**	**-**	**-**	**-**	**-**	**(314,349)**	**59,251**
Conversion to Corporation	(373,599)	6,000,000	60	373,539	-	-	-
Net loss	-	-	-	-	-	(186,131)	(186,131)
Balance as of December 31, 2020	**-**	**6,000,000**	**60**	**373,539**	**-**	**(500,480)**	**(126,880)**
Issuance of SAFE Notes	-	-	-	-	504,305	-	**504,305**
Net loss	-	-	-	-	-	(372,834)	**(372,834)**
Balance as of December 31, 2021	**-**	**6,000,000**	**60**	**373,539**	**504,305**	**(873,313)**	**4,591**

The accompanying footnotes are an integral part of these financial statements.

Relay on Demand, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	**$(372,834)**	**$(186,131)**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	59,066	47,258
Changes in operating assets and liabilities:		
Accounts receivable	(49,997)	-
Accrued expenses	(10,203)	(31,043)
Net cash provided by (used in) operating activities	**(373,968)**	**(169,916)**
Cash Flows from Investing Activities		
Intangible Assets: Software	(94,901)	(55,119)
Net cash used in investing activities	**(94,901)**	**(55,119)**
Cash Flows from Financing Activities		
EIDL Loan	-	149,900
Issuance of Safe Notes	504,305	-
Related Party Advances	30,548	78,655
Net cash used in financing activities	**534,854**	**228,555**
Net change in cash and cash equivalents	**65,984**	**3,520**
Cash and cash equivalents at beginning of period	46,080	42,560
Cash and cash equivalents at end of period	**$ 112,064**	**$ 46,080**

The accompanying footnotes are an integral part of these financial statements.

RELAY ON DEMAND, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021, AND 2020

NOTE 1 – NATURE OF OPERATIONS

Relay on Demand, Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”) was originally registered in Delaware as a limited liability company on February 22, 2018 and converted to a corporation on October 16, 2020. The Company is a business-to-business operation that connects carriers to drivers in order to simplify and optimize asset utilization and supply chain efficiencies. The Company’s headquarters are in Dover, Delaware. The company began operations in 2018.

Since inception, the Company has relied on contributions from owners, the issuance of SAFEs and securing loans to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Receivables and Credit Policy

Trade receivables from wholesale customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the

customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, and 2020, the Company had $49,997 and $0 in accounts receivable, respectively.

Software Development

Property and equipment exist in the form of software development and are recorded at cost. Expenditures for coding of new features within their mobile application and web-based platform are capitalized. Expenditures for maintenance charged to expense. When software is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five years.

The Company reviews the carrying value of software development for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, completion of runs had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling charging a fee based on the complexities of the contracted run. The fee range is from 4-15% of the total cost of the run. The Company's payments are generally collected once the run has been completed. The Company has no deferred revenue as of December 31, 2021, and 2020, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

RELAY ON DEMAND, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021, AND 2020

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $113,643 and $30,937, respectively, for the years ended December 31, 2021, and 2020.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – SOFTWARE DEVELOPMENT

Software Development at December 31, 2021 and 2020 consists of the following:

	2021	2020
Software - Capitalized Development	361,284	266,383
Accumulated Depreciation/Amortization	(139,324)	(80,258)
Total	$ 221,960	$ 186,125

NOTE 4 – LOANS

EIDL Loan

In June 2020, the Company received a loan for $149,900 under the Advance on an Economic Injury Disaster Loan ("EIDL"), which will be forgiven as debt under the terms of the CARES Act. As of December 31, 2021 and 2020, the full balance remained outstanding at $149,900.

RELAY ON DEMAND, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021, AND 2020

NOTE 5 – RELATED PARTY

From time to time the Company takes advances from its founder. As of December 31, 2021, and 2020, the balance of the advances from related parties was $208,846 and $178,298, respectively. These advances have no interest rate or specified maturity date.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has elected to be taxed as a S-Corp.

NOTE 7 – EQUITY

Common Stock

The Company authorized 6,000,000 shares of common stock at $0.00001 par value.

Upon conversion of the original limited liability company into a corporation, the Company converted $373,599 of member contributions to common stock. Of that amount, $268,599 in shares were priced at $0.053 per share, $30,000 in shares were priced at $0.083 and the remaining $75,000 of shares were priced at $0.125 per share. Each outstanding share of common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. As of December 31, 2021 and 2020, the Company had 6,000,000 shares of common stock outstanding.

Additional Paid-In Capital – SAFEs

As a result of an equity financing event closed in April 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $504,305. The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $8,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. As of December 31, 2021, the SAFEs are still outstanding.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

RELAY ON DEMAND, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021, AND 2020

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through June 17, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.